LAW OFFICES
Silver, Freedman & Taff, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W.
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502 or (202) 337-5503
WWW.SFTLAW.COM

November 9, 2006

VIA EDGAR

Mark Webb
Branch Chief-Legal Financial Services Group
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re: MainStreet Financial Corporation, File No. 333-137523

Pre-effective Amendment No. 2 to Form SB-2 Registration Statement

Dear Mr. Webb:

Pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations thereunder, on behalf of our client, MainStreet Financial Corporation (the "Company"), we enclose herewith for filing Pre-Effective Amendment No. Two (the "Amendment") to the Company's Registration Statement on Form SB-2 relating to the Company's proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated November 9, 2006 (the "Comment Letter"). The Company's responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter.

General

  You need to register the interests in the 401(k) plan, which would appear to be a co-registrant on the registration statement. The interests would appear to require a line in the Calculation of Registration Fee table. Please revise.

  The cover page of the Registration Statement has been amended to reflect 401(k) plan as a co-registrant and to reflect the participation interests in the 401(k) plan in the Calculation of registration Fee table.

Loan and Other Transactions With Officers, Directors and Other Related Parties, page 86

  Please revise the discussion to correct the percentage of loans to all directors and executive officers and their associates as a percentage of euqity at June 30, 2006.

  This ratio is supposed to show the insider loans as a percentage of the equity of MainStreet Savings Bank, which is the lender. The 28% ratio in the document is the amount of insider loans as a percentage of the equity of MainStreet Savings Bank. Page 86 of the prospectus has been revised to clarify this comparison.

Consolidated Statement of Operations, page F-4

  We note your revisions and expanded disclosures in repsonse to comments 28 and 29 of our letter dated October 20, 2006. Please revise to present the following on the face of the consolidated statement of operations:

    Pro forma earnigns per share for 2004, assuming the 1,000 shares issued on November 30, 2004 were outstanding for entire 2004; and
    Footnote explaining both why basic and diluted earnigns per share for 2004 would not be meaningful and what the pro forma earnings per share number represents.

Please see the revisions to Note 1 on F-12 and to page F-4.

Based on this filing, we have included requests from the Company and Ryan Beck ∓ Co. for acceleration of the effective date of the registration statement to Monday, November 13, 2006 at 10:30 a.m. or as soon as practicable.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4536.

Very truly yours,

/s/ Marianne E. Roche

Marianne E. Roche

Enclosures

cc:    Michael R. Clampitt, Staff Attorney

Christine Hartley, Staff Accountant